	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Nov. 30, 2026
	Estimated average burden
	hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70985

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **INTER&CO SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 BRICKELL KEY DRIVE, SUITE 201

_____
(No. and Street)

MIAMI,	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN TOROLA	(786) 635-1468	john.torola@inter.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

_____
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020   6567

OATH OR AFFIRMATION

I, JOHN TOROLA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INTER&CO SECURITIES LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Inter&Co Securities LLC

Financial Statements

Pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934

For the Year Ended December 31, 2025

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

as a PUBLIC DOCUMENT.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Inter&Co Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Inter&Co Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Inter&Co Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Inter&Co Securities LLC stated that Inter&Co Securities LLC met the identified exemption provisions throughout the year ended December 31, 2025 without exception. Inter&Co Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Inter&Co Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
March 30, 2026

Inter&CO Securities LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	1,827,466
Deposits with clearing brokers		808,360
Prepaid Expenses		253,080
Receivable from clearing brokers		72,643
Due from related party		5,764
Deposits and other assets		2,798
Total assets	$	**2,970,111**

Liabilities and Member's Equity

Liabilities

Payable to clearing brokers	$	168,787
Accounts payable and accrued expenses		36,200
Accrued compensation		535,264
Due to related parties		53,252
Total liabilities		793,503

Commitments and contingencies

Member's equity

Member's equity	2,176,608
Total member's equity	2,176,608
Total liabilities and member's equity	$2,970,111

The accompanying notes are an integral part of these financial statements.

Inter&Co Securities LLC
Notes to Financial Statements
December 31, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Inter&CO Securities LLC (the "Company") was established in the state of Delaware on August 2, 2022. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved as a broker-dealer on April 26, 2023. The Company operates two primary lines of business. It provides brokerage services to customers who are predominately Brazilian citizens and residents on a commission free, non-solicited basis through a mobile application ("App") created by a Company affiliate. It also receives commissionable orders manually from high net worth retail customers, entities, and from institutional customers, all who are also predominately located in Brazil.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing brokers includes interest, payment for order flow, commissions, and mark ups / mark downs earned on securities transactions, and interest from customer free credit balances. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

The Company earns commissions or a markup / mark down on certain client transactions in equity securities, debt securities, and other exchange traded products on its full-service brokerage conducted on the Pershing LLC (Note 3) clearing platform. Additionally on its App based platform it earns commissions on fixed income transactions conducted on the DriveWealth LLC Clearing platform (Note 3). Prior to July 2025, the Company earned a markup / mark down on certain client transactions in debt securities on brokerage conducted on the Apex Clearing platform. Commission and markup / mark down revenue and related clearing expenses are recorded on a settlement-date basis. The difference between settlement and trade date are immaterial to the financial statements as a whole.

The Company maintains an error account for the sole purpose of resolving customer trade errors and trading violations. Error account gains and losses, unrealized gains and losses and related

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

clearing expenses are recorded on a settlement date basis and securities, if any, in the error account are stated at fair value.

Interest income is recognized as earned per stated terms, (Note 4) subject to collectability being reasonably assured. Dividend income in the instance it is applicable from securities in the error account is recognized when the dividends are declared and when the right to receive payment is established.

On February 23, 2024, FINRA approved an organizational structure change for the Company. The Company was wholly owned and controlled by its sole member Inter&Co, Inc. ("Inter&Co"), a Cayman Islands corporation and public company listed on NASDAQ (Ticker: INTR). The corporate organizational structure changed, by Inter&Co contributing 100% of its membership interests in the Company to Inter US Holding, Inc. ("Holding"). Holding is the Sole Member of the Company and similarly wholly owned and controlled by Inter&Co. The public shareholders of Inter&Co will remain as the Company's ultimate beneficial owners.

The Company is a Single Member Limited Liability Company, the Sole Member is a US entity therefore the Company is disregarded for tax purposes and the Sole Member must file its tax returns with the Company's profit or loss consolidated with the Sole Member. The Company operated at a loss for the twelve month period therefore there is no provision for income taxes included in these financial statements.

The Company's parent has committed to continue to support the Company with additional capital contributions as necessary to ensure the Company maintains capital compliance with SEC Rule 15c3-1. The Company's parent has sufficient capital and other resources to meet that commitment.

Note 2: RELATED PARTIES

During the financial year, the Company had an office sharing arrangement in partnership with Holding for office space not subject to ASC 842, according to the definition of a lease. The Company recognized $20,400 of rent expense for the twelve months ended December 31, 2025.

The Company has a receivable from Inter Advisors LLC, an affiliate, of $5,764, and payables to related parties in the amount of $53,252. Payable to Holding is rent expense of $40,800. And payable to Inter&Co Payments, Inc. are miscellaneous expenses of $11,357. Payable to Inter&Co Inc. are miscellaneous expenses of $1,095. The Company has accrued $531,331 in employee discretionary bonuses as part of the profit sharing plan, payable in 2026 and $3,932 as a capital reserve for Restricted Stock Units and their taxes payable.

Note 3: RECEIVABLE FROM CLEARING BROKERS

The Company has clearing agreements with Pershing LLC, and DriveWealth LLC ("Clearing Brokers") to carry the accounts of its clients as customers of the Clearing Brokers. Pursuant to the clearing agreements, the Company introduces all its customers' securities transactions to its Clearing Brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts. As of December 31, 2025, the Company had receivables from Clearing Brokers of $72,643 in firm accounts with credit balances from Riskless Principal trades, commissions, and 12b-1 fees.

Note 4: DEPOSITS WITH CLEARING BROKERS

The Clearing Brokers have custody of the Company's clearing deposits which serve as collateral for any amounts due to the Clearing Brokers as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average federal funds rate. The balance at December 31, 2025 was $808,360.

Note 5: PAYABLE TO CLEARING BROKERS

Payable to Clearing Brokers consists of clearing fees payable, the balance in the error account, miscellaneous fees, clearing costs payable, and accrued clearing costs payable. As of December 31, 2025, the payable to Clearing Brokers totaled $168,787.

Note 6: INCOME TAXES

As discussed in Note 1, the Company is a Single Member Limited Liability Company disregarded for income tax purposes, therefore the Sole Member, a US entity, must file their tax returns with the Company's profit and loss on a consolidated basis.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill

Note 7: CONCENTRATIONS OF CREDIT RISK (CONTINUED)

their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains a bank and investment accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the period ended December 31, 2025, the cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts. Management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments as of December 31, 2025, or during the year then ended.

Note 10: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements. In March 2026, the Company changed its name to Inter Securities LLC.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $1,842,323 which was $1,789,420 in excess of its required net capital of $52,903; and the Company's ratio of aggregate indebtedness ($793,503) to net capital was 0.58 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the Chief Executive Officer of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.